[redacted]

SECI 09058289 IMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC
110

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SEC FILE NUMBER
8- 25203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NORTH MAIN STREET
(No. and Street)

MINOT	ND	58703-3189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN BOPPRE (701) 852-5292
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY MARTZ AND ASSOCIATES, P.C.
(Name - *if individual, state last, first, middle name*)

24 WEST CENTRAL	MINOT	ND	58703
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN BOPPRE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE

Signature

President/COO

Title

Notary Public

Carla Brown
Notary Public
State of North Dakota
My Commission Expires Feb. 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors N/A
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit N/A
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

(A WHOLLY-OWNED SUBSIDIARY OF
INTEGRITY MUTUAL FUNDS, INC.)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008 AND 2007

WITH

INDEPENDENT AUDITOR'S REPORT

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

We have audited the accompanying balance sheets of Capital Financial Services, Inc. (a wholly-owned subsidiary of Integrity Mutual Funds, Inc.) as of December 31, 2008 and 2007 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 19, 2009

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

ASSETS

		2008		2007
CURRENT ASSETS				
Cash and cash equivalents	$	2,301,024	$	2,234,755
Accounts and commissions receivable (net of allowance for doubtful accounts of $24,000 for 2008 and $24,000 for 2007)		1,340,528		1,715,400
Prepaid assets		4,057		3,358
Other assets		-		1,430
Total current assets	$	3,645,609	$	3,954,943
PROPERTY AND EQUIPMENT	$	128,526	$	78,156
Less accumulated depreciation		36,203		16,446
Net property and equipment	$	92,323	$	61,710
OTHER ASSETS				
Clearing deposits	$	175,279	$	175,279
Total other assets	$	175,279	$	175,279
TOTAL ASSETS	$	3,913,211	$	4,191,932

LIABILITIES AND STOCKHOLDERS' EQUITY

		2008		2007
CURRENT LIABILITIES				
Commissions and fees payable	$	1,213,190	$	1,908,498
Accrued expenses		232,469		290,655
Total current liabilities	$	1,445,659	$	2,199,153
TOTAL LIABILITIES	$	1,445,659	$	2,199,153
STOCKHOLDERS' EQUITY				
Common stock - no par value; 2,800 shares authorized, 500 shares issued and outstanding	$	5,000	$	5,000
Additional paid-in capital		73,392		73,392
Retained earnings		2,389,160		1,914,387
TOTAL STOCKHOLDERS' EQUITY	$	2,467,552	$	1,992,779
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,913,211	$	4,191,932

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF OPERATIONS
FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
INCOME				
Commission and underwriting income	$	25,898,802	$	29,356,723
Advisory fee income		1,551,245		2,127,388
Interest and other income		963,357		515,400
Total income	$	28,413,404	$	31,999,511
EXPENSES				
Commission expense	$	24,420,438	$	28,348,313
Professional fees		275,201		23,444
Advertising and promotion		18,548		4,573
Printing and postage		43,232		40,169
Dues, fees, and registrations		17,983		49,034
Compensation and benefits		1,555,833		1,521,025
Rent		82,453		36,631
Travel		34,481		38,812
Phone		47,544		21,691
Office and computer supplies		34,220		24,208
Depreciation		19,757		10,695
Overhead		86,640		122,000
Other expenses		100,301		113,856
Total expenses	$	26,736,631	$	30,354,451
INCOME BEFORE INCOME TAX EXPENSE	$	1,676,773	$	1,645,060
INCOME TAX EXPENSE		(657,300)		(644,900)
NET INCOME	$	1,019,473	$	1,000,160

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2007	$ 5,000	$ 73,392	$ 1,302,062	$ 1,380,454
Net income	-	-	1,000,160	1,000,160
Dividends	-	-	(387,835)	(387,835)
Balance, December 31, 2007	$ 5,000	$ 73,392	$ 1,914,387	$ 1,992,779
Net income	-	-	1,019,473	1,019,473
Dividends	-	-	(544,700)	(544,700)
Balance, December 31, 2008	$ 5,000	$ 73,392	$ 2,389,160	$ 2,467,552

SEE NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

		2008		2007
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	1,019,473	$	1,000,160
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation		19,757		10,695
Effects on operating cash flows due to changes in:				
Prepaid assets		(699)		21,747
Accounts and commissions receivable		374,872		(439,721)
Other assets		1,430		1,431
Clearing deposits		-		(100,000)
Commissions and fees payable		(695,308)		555,481
Other liabilities		(58,186)		204,318
Net cash provided by operating activities	$	661,339	$	1,254,111
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property and equipment	$	(50,370)	$	(50,611)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends	$	(544,700)	$	(387,835)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$	66,269	$	815,665
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,234,755		1,419,090
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	2,301,024	$	2,234,755
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for:				
Income taxes	$	657,300	$	644,900

SEE NOTES TO FINANCIAL STATEMENTS

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Capital Financial Services, Inc. are presented to assist in understanding the Company's financial statements.

Nature of operations - Capital Financial Services, Inc. is a wholly-owned subsidiary of Integrity Mutual Funds, Inc. (the "Parent"). Integrity Funds Distributor, Inc. is also a wholly-owned subsidiary of the Parent. The Company's primary operations are as a broker-dealer for distribution of shares of various unaffiliated mutual funds, variable annuities, and other marketable securities. The Company also earns investment advisory fees in connection with its registered investment advisor.

Cash and cash equivalents – Cash and cash equivalents are distinguished based on liquidity. Liquid investments with maturities greater than three months, if any, are recorded as investments.

Accounts and commissions receivable – Management evaluates the need for an allowance for doubtful accounts by using historical experience. Accounts receivable are written off when management deems them uncollectible. Recoveries of accounts receivable previously written off are recorded when received. The Company does not charge interest on its receivables.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

12b-1 Revenue - 12b-1 revenue is recognized in the period earned.

Advisory Fee Revenue - Advisory fee revenue is recognized in the period the services are provided.

Property and equipment - Property and equipment consists of various computers and office equipment. These assets are depreciated over their estimated useful lives (5 to 7 years) using straight-line depreciation methods.

Income taxes - The Company is included in the consolidated income tax returns filed by the Parent. Income taxes are calculated at 39.2% of the Company's pre-tax book income. The Company has adopted the Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN48"), "Accounting for Uncertainty in Income Taxes." The Company's policy is to evaluate the likelihood that its uncertain tax positions will prevail upon examination based on the extent to which those positions have substantial support within the Internal Revenue Code and Regulations, Revenue Rulings, court decisions and other evidence. It is the opinion of management that the Company has no significant uncertain tax provisions that would be subject to change upon examination.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Reclassification – Certain amounts from 2007 have been reclassified to conform to the 2008 presentation. These reclassifications had no effect on the Company's net income.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule.

NOTE 3 - **INCOME TAXES**

The Company is included in the consolidated income tax return of its Parent. The tax provisions consisted of the following:

		2008		2007
Federal	$	570,100	$	559,300
State		87,200		85,600
Total	$	657,300	$	644,900

A reconciliation of the differences between the expected income tax expense as computed at the U.S. Statutory income tax rate and the Company's income tax expense is shown in the following table:

		2008		2007
Expected income tax expense at the U.S. Statutory rate	$	570,100	$	559,300
The affect of:				
Increase due to state taxes, net of U.S. Federal income tax effects		87,200		85,600
Income tax expense	$	657,300	$	644,900

NOTE 4 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $2,024,673, which was $1,928,296 in excess of its minimum required net capital of $96,377. The Company's net capital ratio was to .71 to 1.

NOTE 5 - **ADVERTISING COSTS**

Advertising costs are expensed as incurred. Total advertising expenses were $18,548 and $4,573 for the years ended December 31, 2008 and 2007, respectively.

NOTE 6 - **SIGNIFICANT ESTIMATES**

The Company's receivables as of December 31, 2008 and 2007 included 12b-1 receivables of $935,744 and $960,800, respectively. The Company's receivables as of December 31, 2008 and 2007 also included investment advisory receivables of $167,323 and $400,033, respectively. These receivable balances have been estimated by management based on past experience and consideration of the Company's current sales/volume activity and current levels of assets under management. Because of the inherent uncertainties in estimating the 12b-1 revenues and investment advisory revenues due to the Company, it is at least reasonably possible that the estimate used could change in the near term.

NOTE 7 – **RISKS AND UNCERTAINTIES**

The Company has a concentration of credit risk for cash deposits at various financial institutions. These deposits may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The maximum loss that could have resulted from that risk totaled approximately $2,059,384 as of December 31, 2008.

NOTE 8 – **RELATED PARTY TRANSACTIONS**

The transactions between Capital Financial Services, Inc., Integrity Mutual Funds, Inc., and Integrity Funds Distributor, Inc. are summarized below:

		2008		2007
Commission and other fees received from Integrity Funds Distributor, Inc.	$	40,919	$	142,797
Commission and other fees paid to Integrity Funds Distributor, Inc.	$	6,014	$	15,193
Compensation and benefits received from Integrity Funds Distributor, Inc.	$	4,260	$	30,000
Compensation and benefits paid to Integrity Mutual Funds, Inc.	$	398,512	$	244,052
Corporate overhead paid to Integrity Mutual Funds, Inc.	$	86,640	$	122,000
Rent paid to Integrity Mutual Funds, Inc.	$	63,960	$	26,987
Other expenses paid to Integrity Mutual Funds, Inc.	$	20,160	$	7,924

SUPPLEMENTARY INFORMATION

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2008 AND 2007

		2008		2007
NET CAPITAL				
Total stockholders' equity	$	2,467,552	$	1,992,779
Less non-allowable assets:				
Prepaid assets		(4,057)		(3,358)
Property and equipment		(92,323)		(61,710)
Other deductions		(32,017)		(28,859)
Other assets		-		(1,431)
Clearing deposits		(100,000)		(135,000)
Accounts and commissions receivable		(214,482)		(257,794)
Net capital	$	2,024,673	$	1,504,627
AGGREGATE INDEBTEDNESS				
Commissions and fees payable	$	1,213,190	$	1,908,498
Accrued expenses		232,469		290,655
Total aggregate indebtedness	$	1,445,659	$	2,199,153
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Minimum net capital requirements[1]	$	96,377	$	146,610
Excess net capital at 1500%[2]	$	1,928,296	$	1,358,017
Excess net capital at 1000%[2]	$	1,880,107	$	1,284,712
Ratio: Aggregate indebtedness to net capital		.71 to 1		1.46 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION				
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$	2,024,673	$	1,504,627
Net audit adjustments to allowable assets		-		-
Net capital per above	$	2,024,673	$	1,504,627

1. Minimum net capital requirements for the Company are the greater of 6 2/3% of aggregate indebtedness or $50,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

1500%	$	96,377	$	146,610
1000%	$	144,566	$	219,915

CAPITAL FINANCIAL SERVICES, INC.
(A WHOLLY-OWNED SUBSIDIARY OF INTEGRITY MUTUAL FUNDS, INC.)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2008 AND 2007

The Company claims exemption from Rule 15c3-3 under Section 15c3-3(k)(2)(ii), which states that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Stockholders and Directors
Capital Financial Services, Inc.
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Capital Financial Services, Inc. (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinions on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY RULE 17a-5 *(CONTINUED)*

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, State Securities Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by, anyone other than these specified parties.

Brady, Martz

BRADY, MARTZ & ASSOCIATES, P.C.
Minot, North Dakota USA

February 19, 2009